Paul Hastings LLP
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July 25, 2014

VIA EDGAR CORRESPONDENCE

Division of Investment Management
U.S. Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	Rainier Investment Management Mutual Funds - File No. 811-08270

Ladies and Gentlemen:

On behalf of Rainier Investment Management Mutual Funds, doing business as the Rainier Funds (the “Registrant”), we hereby respond to the oral comments provided by Ms. Anu Dubay of the U.S. Securities and Exchange Commission’s (the “Commission”) staff to Elaine E. Richards, Esq. of U.S. Bancorp Fund Services, LLC, on behalf of and with respect to the Registrant’s Amendment No. 52 to the Trust’s Registration Statement filed on Form N-1A on March 10, 2014 (“Amendment No. 52”).  Amendment No. 52 contained disclosure with respect to the new Institutional Class shares for the Registrant’s newly organized series, Rainier Large Cap Growth Equity Fund (the “Fund”).  Changes to the Registrant’s disclosure in response to those comments will be reflected in the Registrant’s next amendment to be filed on or before July 31, 2014 to coincide with conforming disclosure changes and updates to the prospectuses and statement of additional information for affiliated mutual funds, which are series of the same registrant, that use substantially similar disclosure in many respects.  That next amendment filing is the Registrant’s normal annual update.

Ms. Richards has shared Ms. Dubay’s comments with us, and we have discussed those comments and these responses with officers of the Registrant.

Those comments are summarized below and organized in the same fashion as presented by Ms. Dubay.

Comments Regarding Amendment No. 52 – Offering Memorandum

1.	Comment: In response to Item 1(a)(2) of Form N-1A, please provide the exchange ticker symbol of the Fund’s shares on the first page of the Offering Memorandum.

Response:  Because the shares of the Fund are not publicly offered or sold, no trading symbol is needed or otherwise applicable.  Accordingly, no ticker will be disclosed, as is the normal practice for registered investment companies without shares registered and offered under the Securities Act of 1933, as amended.

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Securities and Exchange Commission
July 25, 2014

2.
Comment:  Pursuant to Item 4(a), Item 9(b)(1) and Item 16(c)(1) of Form N-1A, please add the following phrase to page 1, paragraph 3 of the Offering Memorandum under the heading, Principal Investment Strategies, “plus any borrowings for investment purposes.”

Response:   Comment accepted.  The Registrant is adding the requested phrase.

3.
Comment:  Pursuant to Item 10 of Form N-1A, please indicate on page 7 of the Offering Memorandum that the portfolio managers are “jointly and primarily responsible” for the day-to-day management of the Fund.

Response:  Comment accepted.  The Registrant is revising the disclosure accordingly.

4.
Comment:  On page 7 of the Offering Memorandum in the section titled, Organization and Management – Investment Adviser, please delete the word “discretionary” in the sentence describing the investment adviser’s relationship to the Master Portfolio.

Response:  Comment accepted.  The Registrant is deleting all references to the Master Portfolio in the Offering Memorandum and Supplement because the Fund has redeemed its investment from the Master Portfolio and does not expect to invest in the Master Portfolio in the future.

5.
Comment:  Pursuant to Items 4(b) and 9(c) of Form N-1A on pages 3 and 5 of the Offering Memorandum, please add risk disclosure relating to the Fund’s ability to invest all of its assets in another investment company.

Response:  Because the Fund no longer invests in the Master Portfolio and is not expected to invest in that manner in the future, there is no longer a need to include this risk disclosure.

6.
Comment:  Pages 3 and 6 of the Offering Memorandum indicate that Sector Risk and High Portfolio Turnover Risk are principal risks of investing in the Fund.  Please add disclosure to the Investment Strategies paragraphs responding to Item 4(a) and Item 9(b) of Form N-1A to include corresponding strategy language with respect to these risks.

Response:  The Registrant and its investment adviser have determined that it is appropriate to leave in place disclosure for those risks without revising the Fund’s principal strategies.  The principal investment strategies described create these risks as by-products of executing those strategies without deliberately seeking to generate high turnover or sector concentration as a part of the strategy.

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Securities and Exchange Commission
July 25, 2014

7.	Comment: Please move the first two bullet points under the subheading titled, Temporary Defensive Investing on page 4 of the Offering Memorandum to another section of the document.

Response:  Comment accepted.  The specified disclosure is being removed from the investment strategy section as requested.  Similar disclosure remains in the Offering Memorandum Supplement.

Comments Regarding Amendment No. 52 –Offering Memorandum Supplement

8.	Comment: On page B-1 of the Offering Memorandum Supplement, please add a reference to “Institutional Class shares.”

Response:  Comment accepted.  The requested reference is being added.

9.
Comment:  On page B-12 of the Offering Memorandum Supplement, please revise the disclosure to correspond with Item 17(e) of Form N-1A which states: “Provide a brief statement disclosing whether the Fund and its investment adviser and principal underwriter have adopted codes of ethics under rule 17j-1 of the Investment Company Act and whether these codes of ethics permit personnel subject to the codes to invest in securities, including securities that may be purchased or held by the Fund.”

Response:  Comment accepted.  The Registrant is revising its disclosure concerning its code of ethics to add the requested disclosure (but not with respect to the underwriter because there is no underwriter needed for the private placement of the Fund’s shares).

10.
Comment:  On page B-15 of the Offering Memorandum Supplement, in the section titled, Additional Information Concerning Our Board of Trustees, please revise the disclosure to refer to the document appropriately as the “Offering Memorandum Supplement” and not as the “Statement of Additional Information.”

Response:  Comment accepted.  The Registrant is revising the disclosure accordingly.

LEGAL_US_W # 78823501.4

Securities and Exchange Commission
July 25, 2014

11.
Comment:  Pursuant to Item 17(b)(1) of Form N-1A on pages B-15 and B-16 of the Offering Memorandum Supplement, in the section titled, Additional Information Concerning Our Board of Trustees, please indicate whether the chairman of the Board is an interested person of the Fund.  If the chairman of the Board is an interested person of the Fund, please disclose whether the Fund has a lead independent trustee and what specific role the lead independent trustee plays in the leadership of the Fund.  This disclosure should indicate why the Fund has determined that its leadership structure is appropriate given the specific characteristics or circumstances of the Fund.  In addition, disclose the extent of the Board’s role in the risk oversight of the Fund, such as how the Board administers its oversight function and the effect that this has on the Board’s leadership structure.

Response:  Comment accepted.  The Registrant is revising the referenced disclosure to state that the chairman of the Board is a disinterested Trustee.  With that clarification, the Registrant believes that the remaining related disclosure is appropriate.  For example, there already is a detailed paragraph on page B-16 about the Board’s oversight of risk management.

12.
Comment:  On page B-18 of the Offering Memorandum Supplement, in the section titled, Principal Shareholders and Control Persons, pursuant to Item 18(a) of Form N-1A, please explain the effect of “control” on the voting rights of other security holders of the Fund.

Response:  The Registrant is adding the requested disclosure given the initial investments by the investment adviser and its personnel.

13.
Comment:  Pursuant to Item 19(h)(2) and (3) of Form N-1A, on page B-19 of the Offering Memorandum Supplement, in the section titled, The Administrator, please state the principal business addresses of the Fund’s transfer agent and custodian.

Response:  Comment accepted.  The Registrant is adding the requested disclosure.

14.
Comment:  Pursuant to Item 20(a)(4) of Form N-1A, on page B-21 of the Offering Memorandum Supplement, in the section titled, Material Conflicts of Interest, please expand the disclosure in this section to include for example, material conflicts between the investment strategy of the Fund and the investment strategy of other accounts managed by the named portfolio managers and material conflicts in allocation of investment opportunities between the Fund and other accounts managed by the named portfolio managers.

Response:  Comment accepted.  Although the Registrant does not presently anticipate any material conflicts with respect to the Fund of the type contemplated by Item 20(a)(4), disclosure has been added to identify the types of conflicts that could arise in the future.

*     *     *     *     *

LEGAL_US_W # 78823501.4

Securities and Exchange Commission
July 25, 2014

We also hereby provide the following statements on behalf of the Registrant:

●	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth
for PAUL HASTINGS LLP

cc:	Rainier Investment Management Mutual Funds
Rainier Investment Management, Inc.

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